SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment 5)*

Valaris plc

(Name of Issuer)

Class A Ordinary Shares, $0.40 par value

(Title of Class of Securities)

G9402V 109

(CUSIP Number)

Shawn Singh

Luminus Management, LLC

1700 Broadway, 26th Floor

New York, NY 10019

(212) 424-2800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 24, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9402V 109

1.	Names of Reporting Persons. Luminus Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,650,000 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,650,000 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,650,000 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.36%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. G9402V 109

1.	Names of Reporting Persons. Luminus Energy Partners Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,650,000 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,650,000 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,650,000 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.36%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. G9402V 109

1.	Names of Reporting Persons. Jonathan Barrett
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,650,000 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,650,000 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,650,000 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.36%
14.	Type of Reporting Person (See Instructions) IN

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (the “Amendment No. 5”). This Amendment No. 5 amends the schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Company

Item 5 is hereby amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated herein by reference. The percentage set forth in row 13 is based on 199,430,217 outstanding shares of Common Stock as of July 24, 2020, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on July 30, 2020.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated herein by reference.

(c)	Schedule B attached hereto sets forth all transactions with respect to the shares of Common Stock effected during the past sixty days by the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2020

LUMINUS MANAGEMENT, LLC

By:	/s/ Jonathan Barrett
Name: Jonathan Barrett
Title: President

LUMINUS ENERGY PARTNERS MASTER FUND, LTD.

By:	/s/ Jonathan Barrett
Name: Jonathan Barrett
Title: Director

/s/ Jonathan Barrett
JONATHAN BARRETT

Schedule B

Transactions in the Shares of the Issuer During the Last 60 Days

The following table sets forth all transactions in the Shares effected in the past sixty days not previously reported by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s column Price Per Share ($) is a weighted average price. These Shares were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range ($). The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
08/24/2020	(4,082,076)	0.20	0.156-0.220
08/25/2020	(3,750,000)	0.12	0.120-0.125